SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 10-C

             Report by Issuer of Securities Quoted on NASDAQ
                      Interdealer Quotation System
              Filed pursuant to Section 13 or 15(d) of the
             Securities Exchange Act of 1934 and Rule 13a-17
                          or 15d-17 thereunder

                   CONTINENTAL WASTE INDUSTRIES, INC.
             (Exact name of issuer as specified in charter)

                            67 Walnut Avenue
                             Clark, NJ 07066
                (Address of principal executive offices)

     Issuer's telephone number, including area code  (908) 396-0018

               1.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security:  Common Stock
2.  Number of shares outstanding before the change: 6,269,596
3.  Number of shares outstanding after the change: 8,088,083
4.  Effective date of change:  October 6, 1995
5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Public offering, acquisitions, and exercise of stock options.

Give brief description of transaction: 1,972,529 shares issued and sold in a public offering pursuant to an underwritten registration. Additional shares issued in the following acquisitions: G.E.M. Environmental Management, Inc., Victory Waste Incorporated, Gilliam Transfer, Inc., Procesa Continental S.A. de C.V. Common stock was issued in exchange for certain Eastern Environmental Services, Inc. common stock held by a single private investor. Common stock was issued for certain stock options.

II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change:
2.  Name after change:
3.  Effective date of charter amendment changing name:
4.  Date of shareholder approval of change, if required:

Dated:  October 6, 1995
                                   Jeffrey E. Levine
                                   Executive Vice President
                                    and General Counsel